PRIVATE OFFERING NOTICE



                               [OBJECT OMITTED]
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                  97% Protected Select Currency Basket Notes
                                 due June 2006
                                 (the "Notes")
                 US$10 original public offering price per unit

                            Private Offering Notice


                                 Summary Terms

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The Notes:                                                              Payment on the maturity date:
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o    The Notes are designed for investors who believe that the
     value of the Norwegian krone will appreciate relative to the       o    The amount an investor receives on the maturity date
     value of the United States dollar, the Canadian dollar, the             per unit will be based upon the percentage change in
     European euro and the Swiss franc over the term of the Notes.           the value of the Select Currency Basket over the term
     Investors must also be willing to risk losing up to $.30 per            of the Notes.  If the value of the Select Currency
     unit of their investment over the term of the Notes.                    Basket:

o    Minimum repayment will not be less than 97% of the $10                  o   has increased, an investor will receive a payment
     original public offering price per unit.                                    per unit equal to $9.70 plus a supplemental
                                                                                 redemption amount expected to be between 160% and
                                                                                 180% of the percentage increase; or
o    There will be no payments prior to the maturity date and the
     Notes cannot be redeemed prior to the maturity date.                    o   has decreased or has not increased sufficiently,
                                                                                 an investor will receive less than the $10
o    The Notes are made available to each investor outside of the                original public offering price per unit, which may
     United States in a minimum initial investment of US$50,000 or               result in a loss of some of an investor's
     any other amount, and subject to any other restrictions, as                 investment; in no event, however, will an investor
     may be applicable to an investor under the private offering                 receive less than $9.70 per unit.
     rules of any jurisdiction outside of the United States.
                                                                        o    The value of the Select Currency Basket must increase
o    The Notes will not be listed on any securities exchange.                by a percentage expected to be between 1.67% and 1.88%,
                                                                             subject to the actual participation rate, in order
o    The Notes will be senior unsecured debt securities of Merrill           for you to receive at least the $10 original public
     Lynch & Co., Inc., denominated and payable in United States             offering price per unit.
     dollars, and part of a series entitled "Medium-Term Notes,
     Series C" and will have the CUSIP No.            .

o    The settlement date is expected to be June     , 2005.
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The Notes, the subject of the attached offering document (the "Offering
Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.


                           PRIVATE OFFERING NOTICE


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This Notice and the Offering Document have been provided by the Company for information only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

     (a) The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

     (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.




                    The date of this Notice is May 9, 2005

 This Notice supplements the Preliminary Pricing Supplement, dated May 9, 2005, and the Prospectus Supplement and Prospectus, dated February 25, 2005.